Exhibit 99.2

NEWS RELEASE

Trading Symbol: TSX: SVM

Silvercorp Class Actions Discontinued – Payment of $470,000 in Cost Awards Received

VANCOUVER, British Columbia –May 9, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) announces the receipt of $470,000 in satisfaction of two litigation cost awards granted in its favour, first by the Ontario Superior Court of Justice, and later by the Court of Appeal of Ontario. The cost awards were ordered in its successful defense of an action commenced on May 21, 2013 pursuant to the Class Proceedings Act (Ontario).

The Ontario Superior Court of Justice decision noted that the plaintiff’s case was so weak or had been so successfully rebutted by Silvercorp that the Plaintiff had no reasonable possibility of success at trial, a finding that was upheld by the Court of Appeal. That action was discontinued by Order of the Ontario Court on April 19, 2017. Three other parallel class action lawsuits filed against the Company, in the Ontario Superior Court of Justice on September 11, 2013 and in the British Columbia Supreme Court on August 30, 2013 and on September 9, 2013, have also been discontinued.

“We are very pleased that the actions have been discontinued and that we have received payment of the cost awards owing to us” said Rui Feng, Chief Executive Officer.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Gordon Neal, Vice President, Corporate Development
Phone: (604) 669-9397,  Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.